SKK ACCESS INCOME FUND

Supplement dated December 31, 2024

to the Fund’s Prospectus dated August 27, 2024

At a meeting held on December 17, 2024, the Board of Trustees (the “Board”) of SKK Access Income Fund (the “Fund”) approved an increase in the minimum account balance for Shareholders in the Fund. Effective January 31, 2025, the minimum account balance for Shareholders in the Fund is $25,000.

Accordingly, effective January 31, 2025, the fifth paragraph under the sub-heading “Purchase Terms for Fund Shares” on page 58 of the Prospectus is replaced with the following:

The minimum initial investment in the Fund is $100,000, and the minimum additional investment in the Fund is $50,000. The Adviser may reduce the minimum initial and additional investment amounts in its sole discretion. The Fund reserves the right to repurchase all of the Shares held by a Shareholder if the Shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000.

In addition, effective January 31, 2025, the twelfth paragraph under the sub-heading “Repurchase Offers by the Fund” on page 62 of the Prospectus is replaced with the following:

A Fund Shareholder tendering for repurchase only a portion of the Shareholder’s Shares will be required to maintain an account balance of at least $25,000 in the Fund after giving effect to the repurchase. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum account balance of $25,000 for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

You should read this Supplement in conjunction with the Prospectus dated August 27, 2024, as may be amended from time to time, which provides information that you should know about the Fund. These documents are available upon request and without charge by calling the Fund at (800) 711-9164.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE